SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant's name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

May 27, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Notice of the Establishment of New Subsidiary by Company Split
 (Simplified Incorporation-Type Company Split)

LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and CEO: Takeshi Idezawa; the "Company") announced that the Company has decided at the board of directors meeting held today to establish a new wholly-owned subsidiary, LINE Business Support Corporation (the "New Company"), by a simplified incorporation-type company split (the "Split") to succeed the Company’s administrative work, deliveries, cleaning, and massage room operations handled by people with disabilities, as well as support activities for hiring people with disabilities.
Since this is a simplified incorporation-type company split solely involving the Company, certain information is omitted from this announcement.

1. Purpose of the Company Split
As part of its corporate social responsibility, the Company has decided to establish a subsidiary by means of a company split with the aim of increasing employment opportunities and securing a stable workplace for people with disabilities, and developing a work environment where they can feel challenged and achieve personal growth while working at their full potential. After the establishment of the New Company, the Company also plans to apply for specified subsidiary status as stipulated under the People with Disabilities Employment Promotion Act.

2. Summary of the Company Split
(1) Company Split Schedule
Date of approval of the incorporation-type company split plan: May 27 2019
Date of the company split (effective date): July 16 2019（tentative）
Note: The Split will be performed without the approval of the general shareholders’ meeting as it fulfills the requirements for a simplified split per Article 805 of the Companies Act.

(2) Method of the Company Split
The method of the contemplated company split is a simplified incorporation-type company split, with the Company as the company to be split and the New Company as the newly established company.

(3) Allotment of Shares Related to the Company Split
The New Company will issue 10,000 shares of stock to the Company upon completion of the Split.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Splitting Company
There will be no changes to the treatment of stock acquisition rights issued by the Company upon completion of the Split.

(5) Change in Capital Upon Company Split
There will be no change in capital of the Company upon completion of the Split.

(6) Rights and Obligations to be Succeeded to the New Company
The New Company will succeed certain rights and obligations for assets, liabilities, and contractual commitments pertaining to the provision of support for people with disabilities carrying out services within the office or at their place of residence (including administrative work, deliveries, cleaning, and massage room operations), as well as support activities for hiring people with disabilities.

(7) Expectation of the Fulfillment of the Company's Obligations
The Company and New Company expect that there will be no issues as to the certainty of fulfilling their respective obligations upon completion of the Split.

3. Overview of Companies Involved in the Company Split
	Splitting Company (as of March 31, 2019)	Formed and Successor Company (planned to be established on July 16 2019)
(1) Name	LINE Corporation	LINE Business Support Corporation
(2) Location	4-1-6 Shinjuku, Shinjuku-ku, Tokyo	4-1-6 Shinjuku, Shinjuku-ku, Tokyo
(3) Name and title of representative	Takeshi Idezawa, Representative Director and CEO	Takeshi Kojima, Representative Director and CEO
(4) Business
Operation of its Core Business (including advertising services, sticker sales, and game services) and Strategic Business (including Fintech, AI, and commerce-related services), both of which operate on the foundation provided by LINE mobile messaging app.

Provision of support for people with disabilities carrying out services within the office or at their place of residence, including administrative work, deliveries, cleaning, and massage room operations, as well as support for hiring people with disabilities.

(5) Capital	96,199 million yen	50 million yen (tentative)
(6) Date of establishment	September 4 2000	July 16 2019 (tentative)
(7) Total number of issued shares	240,659,142 shares (tentative)	10,000 shares (tentative)
(8) Fiscal year end	December 31	December 31
(9) Major shareholders and ownership percentage (as of December 31 2018)	NAVER CORPORATION 72.75% GOLDMAN SACHS INTERNATIONAL 3.25% Moxley & Co. LLC: 4.01%	LINE Corporation: 100%
(10) Operating results and financial position of company subject to split for the latest fiscal year (consolidated) (Unless otherwise specified, the table is shown in units of million yen)	Fiscal year	December 2018
	Equity attributable to the shareholder of the company	198,916
	Total assets	486,587
	Net assets per share (yen)	833.87
	Sales revenue	207,182
	Operating profit	16,110
	profit before tax from continuing operations	3,354
	Yearly net profit attributable to the shareholder of the company	△3,718
	Basic profit per share (yen)	△15.62
Consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").

(11) Outline of Business Division to be Split
(i) Business of Division to be Split
Provision of support for people with disabilities carrying out services within the office or at their place of residence, including administrative work, deliveries, cleaning, and massage room operations, as well as support for hiring people with disabilities.

(ii) Operating Results of Business Division to be Split
Revenue for the year ended December 2018: 0 yen

(3) Items and Book Values of Assets and Liabilities to be Split (As of March 31 2019)
Asset		Liability
Item	Book value (thousand yen)	Item	Book value (thousand yen)
Current assets	50,000	Current liabilities	7,304
Fixed assets	-	Fixed liabilities	1,044
Total	50,000	Total	8,348
Note: Final figures for the assets/liabilities to be split will be determined by adjustment of increases and decreases accrued up to the effective date of the Split.

4. Status after the Company Split
There will be no changes to the Company’s name, location, name and title of representative, business, capital and fiscal year-end upon the completion of the Split.

5. Future Projections
　　This Split will have no effect on the Company's consolidated earnings.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.